

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 31, 2017

Mr. James Heppelmann
Chief Executive Officer
PTC, Inc.
140 Kendrick Street
Needham, MA 02494

>   **Re: PTC Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed November 18, 2016**
>   **File No. 000-18059**

Dear Mr. Heppelmann:

    We have reviewed your May 22, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2017 letter.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.   You state in your response to prior comment 1that in future filings you will report cost of license and subscription and cost of support revenue and the associated margins separately. Please tell us whether you are able to apply a reasonable methodology to also separately report the cost of perpetual license from the cost of subscription revenues and their associated margins, which appear to differ based on your response and the disclosures you highlighted in MD&A.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services